April 7, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Relmada Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-294885

Acceleration Request
Requested Date:	April 9, 2026
Requested Time:	4:05 p.m., Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Relmada Therapeutics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Please call Tracy Buffer of Lowenstein Sandler LLP at (973) 597-2434 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

RELMADA THERAPEUTICS, INC.

By:	/s/ Sergio Traversa
Name:	Sergio Traversa
Title:	Chief Executive Officer